Exhibit 99.1

Enzymotec Ltd. Calls 2017 Annual and Extraordinary

General Meeting of Shareholders for Approval of Merger and Other Matters

MIGDAL HA’EMEQ, ISRAEL, November 2, 2017—(GLOBENEWSWIRE)—Enzymotec Ltd. (NASDAQ: ENZY) (the “Company”), today announced that it will hold its 2017 Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) on Monday, December 11, 2017 at 5:00 p.m. (Israel time) at the Company’s offices, at Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel. The record date for shareholders entitled to vote at the Meeting is Monday, November 13, 2017.

The Meeting is being called for the following purposes:

(1)	Approval of the acquisition of Enzymotec by Frutarom Ltd., an Israeli company (“Frutarom”), including the approval of: (i) the Agreement and Plan of Merger, dated as of October 28, 2017, by and among Enzymotec, Frutarom, and Frutarom Tech Ltd., an Israeli company and a wholly-owned subsidiary of Frutarom (“Merger Sub”) (as it may be amended from time to time, the “merger agreement”); (ii) the merger of Merger Sub with and into Enzymotec (the “merger”) on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999, following which Merger Sub will cease to exist as a separate legal entity and Enzymotec will become a wholly-owned subsidiary of Frutarom; (iii) the consideration to be received by the shareholders of Enzymotec (other than Enzymotec, Frutarom or their respective wholly-owned subsidiaries) in the merger, consisting of $11.90 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Enzymotec owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement, including, without limitation, the purchase by Enzymotec of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the merger.

(2)(a)

Reelection of Holger Liepmann as a class I director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2020 and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal.

(2)(b)

Election of Amos Anatot as a class I director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2020 and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal.

(2)(c)

Election of Alon Shmuel Granot as a class I director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2020 and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal.

(2)(d)

Election of Ari Rosenthal as a class I director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2020 and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal.

(3)	Approval of the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent, external auditors for the year ending December 31, 2017 and until the next Annual General Meeting of Shareholders, and to authorize the Company’s board of directors (the “Board”) (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

The Board unanimously recommends that shareholders vote in favor of each of the above proposals, which will be described in a proxy statement to be made available to the Company’s shareholders in connection with the Meeting.

In addition to considering the foregoing proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the financial statements of the Company for the year ended December 31, 2016.

The shareholders may also act upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof. As of the current time, the Company is not aware of any such additional matters to be brought before the Meeting.

Approval of each of the above proposals requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the proposal (which excludes abstentions and broker non-votes). In the case of Proposal 1 (approval of the merger), such majority must exclude any ordinary shares that are held by Merger Sub, Frutarom or by any person or entity holding at least 25% of the means of control of either Merger Sub or Frutarom, or any person or entity acting on behalf of either Merger Sub or Frutarom or any person or entity described in the previous clause, including any of their affiliates

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the immediately following week and will be held at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least two shareholders, in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Record shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign their proxy cards and return them promptly in the pre-addressed envelope that will be provided, so as to be received by the Company’s transfer agent by 11:59 p.m., Eastern Standard Time, on December 10, 2017, or, if sent to the Company’s Israeli registered office, to be received not later than 1:00 p.m. (Israel time) on the day of the Meeting (that is, on Monday, December 11, 2017). No postage will be required if your proxy card is mailed in the United States to the Company’s United States transfer agent, American Stock Transfer & Trust Company. In accordance with the Company’s articles of association, the Chairman of the Meeting will have the right, at his or her sole discretion, to waive the foregoing deadlines for any proxy card received prior to the start of the Meeting.

 If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in, and to vote your shares at, the Meeting (or to appoint a proxy to do so).

Cautionary Note Regarding Forward-Looking Statements

Information included in this press release may contain forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the expected timing of the proposed merger, the satisfaction or waiver of any conditions to the proposed merger, anticipated benefits, growth opportunities and other events relating to the proposed merger, and projections about Enzymotec’s business and its future revenues, expenses and profitability. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Enzymotec and its industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) Enzymotec may be unable to satisfy conditions to the closing of the proposed merger; (2) the proposed merger may involve unexpected costs, liabilities or delays; (3) any event or change could occur or other circumstances could arise that could cause the termination of the merger agreement; (4) the proposed merger may disrupt current plans and operations and could cause potential difficulties in employee retention; (5) the proposed merger may adversely impact relationships with Enzymotec’s commercial counter-parties; (6) other risks may imperil the consummation of the proposed merger, which may result in the merger not being consummated within the expected time period or at all; and (7) the risks described in Enzymotec’s filings with the SEC may be realized. For more details, please refer to Enzymotec’s filings with U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 20-F for the year ended December 31, 2016, and its Reports of Foreign Private Issuer on Form 6-K furnished to the SEC.

Additional Information and Where to Find It

In connection with the Meeting, Enzymotec will send to its shareholders of record as of the record date a proxy statement describing the proposals to be voted upon at the Meeting, as well as the time and location of, and other logistical information related to, the Meeting, along with a proxy card enabling shareholders to submit their votes on the proposals.

Enzymotec will also be furnishing copies of the proxy statement and form of proxy card to the SEC as exhibits to a Report of Foreign Private Issuer on Form 6-K.

You also may also direct any questions about the merger to, and request additional copies of this document from our proxy solicitor at:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

E-mail: enzymotec@mackenziepartners.com

This communication is not a substitution for the proxy statement or for any other documents that Enzymotec may furnish to the SEC or send to shareholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the proxy statement, and any other documents furnished by Enzymotec to the SEC (when available), at the SEC’s website at www.sec.gov. Copies of documents furnished by Enzymotec may also be obtained for free by submitting a request to The Ruth Group., telephone: (646) 536-7035 / 7037, or at www.Enzymotec.com. The contents of Enzymotec’s website are not deemed to be incorporated by reference into this Form 6-K or the proxy statement (once available).

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

For more information, visit www.enzymotec.com.

Company Contact

Enzymotec Ltd.

Dror Israel

Chief Financial Officer

Phone: +972747177177

ir@enzymotec.com

Investor Relations Contact (U.S.)

The Ruth Group

Tram Bui / Alexander Lobo

Phone: 646-536-7035 / 7037

tbui@theruthgroup.com
alobo@theruthgroup.com

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